Exhibit 12

Montpelier Re Holdings Ltd.

Ratio of Earnings to Fixed Charges

($ in millions)

	Years Ended December 31,
	2010	2009	2008	2007	2006

Income (loss) before income taxes and extraordinary item	$210.7	$464.6	$—	$347.8	$342.3

Fixed Charges:
Assumed interest component of rent expense (1/3 rent/lease)	$1.5	$1.4	$1.3	$0.9	$0.7
Interest on Senior Notes	14.0	14.5	15.3	15.3	15.3
Interest on Trust Preferred Securities	8.7	8.7	8.7	8.7	8.6
Interest on Blue Ocean indebtedness	—	—	0.2	5.6	0.5
Total fixed charges	$24.2	$24.6	$25.5	$30.5	$25.1
Preferred stock dividend requirements of Blue Ocean	—	—	0.6	7.0	10.8
Total combined fixed charges and preferred stock dividends	$24.2	$24.6	$26.1	$37.5	$35.9

Income (loss) before income taxes and extraordinary item plus fixed charges	$234.9	$489.2	$25.5	$378.3	$367.4

RATIO OF EARNINGS TO FIXED CHARGES	9.7	19.9	1.0	12.4	14.6
RATIO OF EARNINGS TO COMBINED FIXED CHARGES and PREFERRED STOCK DIVIDENDS	9.7	19.9	—	10.1	10.2

For the year ended December 31, 2008, earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $143.5 million and $144.1 million, respectively. This was as a result of significant net realized and unrealized investment losses and a large hurricane loss incurred during that year.